SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Ascendis Pharma A/S

(Name of Issuer) Ordinary Shares, nominal value DKK 1 per share
(Title of Class of Securities) 04351P101**
(CUSIP Number) December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP applies to the American Depository Shares, each representing one Ordinary Share

CUSIP No.  04351P101

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,954,855 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,954,855 (1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,954,855 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Ordinary Shares (“Ordinary Shares”) of Ascendis Pharma A/S (the “Issuer”) that are represented by American Depositary Shares (“ADS”). Each ADS represents one Ordinary Share of the Issuer.
(2)	Based on 57,027,240 Ordinary Shares of the Issuer outstanding as of September 29, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on September 30, 2022.

CUSIP No.  04351P101

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,954,855 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,954,855 (1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,954,855 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Ordinary Shares of the Issuer that are represented by ADS. Each ADS represents one Ordinary Share of the Issuer.
(2)	Based on 57,027,240 Ordinary Shares of the Issuer outstanding as of September 29, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on September 30, 2022.

CUSIP No.  04351P101

1	NAMES OF REPORTING PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,954,855 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,954,855 (1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,954,855 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Ordinary Shares of the Issuer that are represented by ADS. Each ADS represents one Ordinary Share of the Issuer.
(2)	Based on 57,027,240 Ordinary Shares of the Issuer outstanding as of September 29, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on September 30, 2022.

CUSIP No.  04351P101

1	NAMES OF REPORTING PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,954,855 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,954,855 (1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,954,855 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Ordinary Shares of the Issuer that are represented by ADS. Each ADS represents one Ordinary Share of the Issuer.
(2)	Based on 57,027,240 Ordinary Shares of the Issuer, outstanding as of September 29, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on September 30, 2022.

Amendment No. 5 to Schedule 13G

This Amendment No. 5 to Schedule 13G amends and restates the previously filed Schedule 13G filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively, the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 1(a)	Name of Issuer:

Ascendis Pharma A/S (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Tuborg Boulevard 12

DK-2900 Hellerup, Denmark

Item 2(a)	Name of Person Filing:

This Amendment No. 5 is being filed jointly by the Reporting Persons.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

Item 2(c)	Citizenship:

The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 2(d)	Title of Class of Securities:

Ordinary Shares, nominal value DKK 1 per share (“Ordinary Shares”)

Item 2(e)	CUSIP Number:

04351P101

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership:

Items 5 through 9 and 11 of each of the cover pages to this Amendment No. 5 are incorporated herein by reference. Set forth below is the aggregate number American Depositary Shares (“ADS”) of the Issuer directly held by each of Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”) which may be deemed to be indirectly beneficially owned by the Reporting Persons. Each ADS represents 1 Ordinary Share of the Issuer.

The information set forth below is based upon 57,027,240 Ordinary Shares outstanding as of September 29, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 30, 2022. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Ordinary Shares we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	399,939	0.7%
Baker Brothers Life Sciences, L.P.	4,554,916	8.0%
Total	4,954,855	8.7%

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Life Sciences and 667 and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

The information in Item 4 is incorporated herein by reference.

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner
By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker